02048553

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For the month of May, 2002

Indo-Pacific Energy Ltd.

(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Indo-Pacific Energy Ltd.
(Registrant)

Date: 27 June 2002

(Signature)

Jeanette Watson
(Name)

Company Secretary
(Title)

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Name and address of reporting issuer:

   Indo-Pacific Energy Ltd.
   284 Karori Road
   Karori, Wellington, New Zealand
   011-64-4-476-2717

2. Date and jurisdictions where issuer became a reporting issuer:

Date	Jurisdiction
March 21, 1980	British Columbia

3. Name and address of the selling security holder:

   Alex Guidi
   887 Helmcken Street
   Vancouver, BC V6Z 1B1
   (604) 682-6496

4. State whether the selling security holder is an insider or officer of the issuer (if an officer, state title):

   N/A

5. Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder:

Type of Security	**Number of Securities Owned**
Common shares	1,681,761 common shares
Warrants	935,645 share purchase warrants to purchase 935,645 common shares
Stock Options	400,000 stock options to purchase 400,000 common shares

6. Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder:

Type of Security	**Number of Securities to be Sold**
Common shares	200,000 common shares

7. State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: Name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control position.

   N/A

8. State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market):
The securities will be distributed through the facilities of the Over-The-Counter-Bulletin-Board.

9. Proposed date of sale or date of commencement of sale.

May 23, 2002

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

N/A

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

November 17, 1999, December 7, 1999 and January 6, 2000

12. If this Form is not an initial filing, provide the following information:

(a)	date of filing of original Form 45-102F3	N/A
(b)	date of most recently filed renewal Form 45-102F3	N/A
(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	N/A
(d)	number of securities sold from date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	N/A
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	N/A
(f)	number of securities remaining for sale	N/A

DECLARATION, CERTIFICATE AND UNDERTAKING

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade,

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith, and

(c) the securities have been held for the period of time required under sections 2.8 of Multilateral Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been met;

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answer to the questions in this Form are true.

DATED at Vancouver, B.C. this 16 day of May, 2002.

ALEX GUIDI

Name of selling security holder

Signature of selling security holder, and if a company, signature of authorised signatory

Name and office of authorised signatory